UNITED STATES
                       SECURITIES AND EXCHANGE
                             COMMISSION
                       Washington, D.C. 20549
                      ------------------------

                             FORM 11-K
                      -----------------------


(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange
    Act of 1934

             For the fiscal year ended December 31, 2011

                                 OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities
    Exchange Act of 1934

    For the transition period from ____________ to ________________

                    Commission File Number 33-26115

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   PATRIOT TRANSPORTATION HOLDING, INC.
                PROFIT SHARING AND DEFERRED EARNINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Patriot Transportation Holding, Inc.
		     200 W. Forsyth St., 7th Floor
                      Jacksonville, Florida 32202

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                          TABLE OF CONTENTS
      	                                                  Page(s)


Report of Independent Registered Public Accounting Firm        3

Financial Statements

Statements of Net Assets Available for Benefits	               4

Statement of Changes in Net Assets Available for Benefits      5

Notes to Financial Statements 	                             6-11

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) 12

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant directed investment transactions.

Report of Independent Registered Certified Public Accounting Firm

The Participants and Administrator of
Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan

We have audited the accompanying statements of net assets available for benefits of the Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earnings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hancock Askew & Co., LLP

Savannah, Georgia
June 15, 2012



Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010




						  2011		  2010
ASSETS
Investments, at fair value                  $  21,407,276   $  22,213,581

Receivables
  Employer                                         11,841          11,005
  Employee                                         27,374          25,215
  Notes receivable from participants            1,322,607       1,229,535
    Total receivables                           1,361,822       1,265,755

    Total assets, at fair value                22,769,098      23,479,336

LIABILITIES
Excess contribution payable                         1,825               -

    Total liabilities                               1,825               -

Net assets available for benefits           $  22,767,273   $  23,479,336







The accompanying notes are an integral part of these financial statements.


Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2011



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Dividend and interest income                      $     423,920
Interest on notes receivable from participants           57,223
Contributions
  Employer                                              638,334
  Employee                                            1,513,059
  Rollovers                                              86,617
    Total contributions                               2,238,010

    Total additions                                   2,719,153

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants                        (2,326,065)
Administrative expenses                                 (10,932)
Net depreciation in fair value of investments        (1,094,219)

    Total deductions                                 (3,431,216)

Net decrease                                           (712,063)

Net assets available for benefits
  Beginning of year                                  23,479,336
  End of year                                     $  22,767,273



The accompanying notes are an integral part of these financial statements.






1.	Description of the Plan

	The following description of the Patriot Transportation Holding, Inc. (the "Company") Profit Sharing and Deferred Earnings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan available to all eligible employees of the Company, as defined in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit plans, defined contribution or other qualified plans. The Company matches 50% of the first 6% of the participant's deferred earnings contributions. In addition, the Company may make a discretionary contribution to the Plan each year in an amount determined by the Board of Directors of the Company subject to certain limitations relating to the aggregate compensation of participants. No discretionary contributions were made by the Company for the 2011 or 2010 Plan years.

Participant Accounts
Each participant's account is credited with the participant's contributions, the employer's matching contribution, an allocation of the employer's discretionary contributions (if any) and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant's vested account.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a money market fund, mutual funds, and Company stock as investment options for participants. All participants who have not made an election are deemed to have elected to have contributions made to their accounts invested in the SunTrust Bank FDIC Insured Account.

Vesting
Participants are fully vested in their voluntary contributions plus actual earnings thereon. If participants are employed on or after their retirement age, the Company's matching and discretionary contributions are fully vested. In the event of termination by retirement, death or disability of the participant, 100% of the employer contributions will be distributed to the participant or the participant's designated beneficiary.

Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is determined for each plan year based on years of service according to the following schedule. A year of service is defined by the Plan as any Plan year in which the participant worked more than 1,000 hours.


Matching Contributions

                                                Vested
        Years of Service	              Percentage

        Less than 1                                0%
                1                                 20%
                2                                 40%
                3                                 60%
                4                                 80%
                5                                100%


Profit Sharing Contributions

			                        Vested
        Years of Service                       Percentage

        Less than 2                                0%
                2                                 20%
                3                                 40%
                4                                 60%
                5                                 80%
                6                                100%

Payment of Benefits
On termination of employment, death or disability of a participant, or upon a participant election for an in-service distribution after age 59 1/2, benefits for distribution shall be determined based upon the participant's vested account balance on the date of distribution, which shall be made as soon as administratively feasible or later if so elected by the participant in amounts as provided in the Plan.

Forfeited Accounts
The non-vested portion of a terminated participant's account shall be forfeited and reallocated to the accounts of the remaining participants in the same manner as employer contributions were originally allocated to such participants. Any forfeiture from an employer discretionary account shall be allocated in the plan year in which the forfeiture occurs. Any forfeiture from an employer matching account shall be reallocated in the following plan year. Unallocated forfeitures totaled $36,540 and $6,304 at December 31, 2011 and 2010, respectively. $6,304 was reallocated to eligible participants in 2011.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at the prevailing rate used by commercial lending institutions. Participants may have only two loans outstanding at any time. Loans are secured by the participant's remaining vested account balance. Loan terms are limited to five years except residential loans, which are payable up to 15 years. Loan repayment will be deducted from the participant's payroll over the term of the loan. Upon termination of employment with the Company, the outstanding balance of the loan, including accrued interest, is due immediately and if not repaid, is considered a distribution.

When a participant defaults on a loan obtained from the Plan, the Plan administrator will report the amount of default to the IRS as a distribution from the Plan. Loans in the amount of $90,533 and $95,916 were in default for the Plan years ended December 31, 2011 and 2010, respectively. A participant's loan account equals the original principal amount less principal repayments.

2. 	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Investments Valuation and Income Recognition
Plan investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Investments in common stock are stated at fair value based upon quoted market prices at year-end. Units or shares of mutual funds (registered investment companies) are stated at fair value based upon the net asset value of shares held by the Plan at year-end.

Net appreciation or depreciation in fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis when it is earned. Dividends are recorded on the basis of the ex-dividend date.

In October 2010 the Plan removed the SunTrust Retirement Stable Asset Fund as an investment choice and all assets remaining in the Fund were directed by the participants' elections. The SunTrust Retirement Stable Asset Fund, which was a fixed income category fund, was replaced by the SunTrust Bank FDIC Insured Account. Participants had the option to move such assets to any investment of their choice or to take no action, in which case the investment was moved to the SunTrust Bank FDIC Insured Account.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefit Payments
Benefits are recorded when paid.

Excess Contributions
The Plan is required to return contributions received during the Plan year in excess of the IRC limits. The Actual Deferral Percentage (ADP) test for the 2011 plan year failed, resulting in excess contribution refunds of employee contributions of $1,825 which is included as a reduction in participant contributions in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011.

Recent Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs which amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.
The adoption of ASU 2011-04 is not expected to have a significant impact on the financial statements of the Plan.

3. 	Investments

Investments which exceeded 5% or more of the Plan's net assets at December 31 are summarized as follows:
                                                    2011         2010

  Federated Prime Obligations Fund SS            4,964,168    5,289,287
  Ridgeworth Select Large Cap Grth Stock         1,729,835    2,184,028
  Suntrust Bank FDIC Insured Account             1,947,801    1,997,908
  Vanguard 500 Index Signal                      1,610,504    1,780,095
  Federated Mid Cap Index IS                           *      1,321,674
  T. Rowe Price Retirement 2030 Fund - R               *      1,266,322
  Patriot Transportation Common Stock            1,296,335    1,214,110
  T. Rowe Price Retirement 2040 Fund - R         1,197,413          *

  *Investment did not represent 5% or more of Plan's net assets at the respective year end.

During 2011 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

  Common stock                                    $  (544,109)
  Mutual funds                                       (550,110)
  Net depreciation in fair value of investments   $(1,094,219)

4.  Fair Value Measurement

The fair value measurement standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

  Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

  Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

  Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011 and December 31, 2010.

                   Investment assets at Fair Value as of December 31, 2011
                             Level 1      Level 2   Level 3  Total Assets
International stock     $    704,650            -         -   $   704,650
Domestic stock             8,418,894            -         -     8,418,894
Bond funds                 1,036,256            -         -     1,036,256
Blended funds              2,850,322            -         -     2,850,322
Interest bearing cash      1,947,801            -         -     1,947,801
Money market               4,964,168            -         -     4,964,168
Common stock               1,485,185            -         -     1,485,185
Total investments       $ 21,407,276  $         -  $      -  $ 21,407,276


                   Investment assets at Fair Value as of December 31, 2010
                             Level 1      Level 2   Level 3  Total Assets
International stock     $    678,489            -         -  $    678,489
Domestic stock             8,845,779            -         -     8,845,779
Bond funds                   958,890            -         -       958,890
Blended funds              2,915,956            -         -     2,915,956
Interest bearing cash      1,997,908            -         -     1,997,908
Money market               5,289,287            -         -     5,289,287
Common stock               1,527,272            -         -     1,527,272
Total investments       $ 22,213,581  $         -  $      -  $ 22,213,581

5.   Related Party Transactions

Certain Plan investments are managed by SunTrust. SunTrust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees to the trustee are deducted from investment income. Additionally, the Plan holds an investment in the common stock of the Company.

6. 	Plan Termination

While the Company has not expressed any intent to do so, it may cease matching contributions or terminate the Plan at any time. In the event of termination, the accounts of all participants would become fully vested and the Company, by written notice to the Trustee and the Committee, may direct either complete distribution of the assets in the Trust Fund to the participants or, continue the Trust and the distribution of benefits at such time and in such manner as though the Plan had not been terminated.

7.	Income Tax Status

The Plan obtained its latest determination letter on October 13, 2011, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

8.	Risks and Uncertainties

The Plan provides for investment options in various investment securities. Investment securities are exposed to risks, such as interest rate, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Certain financial instruments potentially subject the Plan to concentrations of credit risk. The Plan limits its credit risk by maintaining its accounts with what the plan administrator believes to be high quality financial institutions.

9.	Common Stock Purchase

The Plan previously allowed as an investment option, investment in the common stock of Florida Rock Industries, Inc., previously a related party to the Company. In November 2007, Vulcan Materials Company purchased the common stock of Florida Rock Industries, Inc. All investments in Florida Rock Industries, Inc. common stock were exchanged for shares of the Vulcan Materials Company common stock and any remaining cash balance was invested in the STI Classic Prime Quality Money Market fund. Effective December 31, 2007, the option to invest in Vulcan Materials Common Stock was frozen to new contributions. Any existing investments in Vulcan common stock may remain until the participant elects to make a transfer to another fund or elects a distribution.

10.	Administrative Error

The Employer previously identified an administrative error related to the Plan that constituted an operational failure as defined in the Employee Plans Compliance Resolutions Systems (EPCRS). Certain participants who terminated services and took distribution from the Plan received incorrect employer matching contributions because the vesting of such contributions was calculated incorrectly. The errors were noted to have occurred in the 2009 Plan year. Operational failure corrections of $101,084 were completed in the 2010 Plan year in accordance with the EPCRS.





Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Schedule H, Line 4i:  Schedule of Assets (Held at End of Year)
December 31, 2011
Plan Number 001, EIN 59-2924957

                                         Description of investment
                                         including maturity date,
                                         rate of interest,
Identity of issue borrower               collateral, par or            Current
or similar party                         maturity date       Cost **     value

 Federated Prime Obligations Fund SS      Money Market             $ 4,964,168
 Vulcan Materials Co Common Stock         Common Stock	               188,850
*Patriot Transportation Common Stock      Common Stock	             1,296,335
*Ridgeworth Select Large Cap Grth Stock   Mutual Fund                1,729,835
 Vanguard 500 Index Signal	          Mutual Fund                1,610,504
*Ridgeworth Moderate Allocation Strat I   Mutual Fund                  945,405
 T. Rowe Price Retirement 2010 Fund - R   Mutual Fund                  829,486
 T. Rowe Price New Horizon                Mutual Fund                  932,861
 T. Rowe Price Retirement 2020 Fund - R   Mutual Fund                  583,004
 T. Rowe Price US Treasury Intermediate   Mutual Fund                  353,065
 T. Rowe Price Retirement 2030 Fund - R   Mutual Fund                1,127,559
 T. Rowe Price Retirement 2040 Fund - R   Mutual Fund                1,197,413
 T. Rowe Price Equity Income Fund A       Mutual Fund                  739,233
 American Century Inflat-Adj Bond Adv     Mutual Fund                  251,678
 Wells Fargo Adv Prem Largo Co Growth     Mutual Fund                  261,244
 Federated Mid Cap Index IS               Mutual Fund                  600,094
 Perkins Small CapValues - S              Mutual Fund                  216,257
 Invesco International Growth Fund        Mutual Fund                  467,857
 Invesco Charter Fund - A                 Mutual Fund                  410,332
 Pimco Total Return                       Mutual Fund                  431,513
 MFS International Value R3               Mutual Fund                  236,793
 Putnam Equity Income Fund - A            Mutual Fund                   85,989
*SunTrust Bank FDIC Insured Account       Interest bearing cash      1,947,801

                                                                    21,407,276

*Participant Loans                        Loans with interest
                                          ranging from 4.25%
                                          to 9.25%                   1,322,607

                                                                  $ 22,729,883

* Party-in-interest as defined by ERISA

** Cost not required for participant-directed investments






SIGNATURES

        The Plan.    Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                   PATRIOT TRANSPORTATION HOLDING, INC.,
                                   PROFIT SHARING AND DEFERRED
                                   EARNINGS PLAN
                              By:  /s/ John D. Milton, Jr.
                  	           Executive Vice President,
                                   Chief Financial Officer, Treasurer and
                                   Secretary of Patriot Transportation
                                   Holding, Inc.
                                   (Principal Financial Officer)



EXHIBIT INDEX

Exhibit No.

23.1		Consent of Independent Registered Public Accounting Firm dated
June 15, 2012.